Exhibit 4.20

HEADS OF AGREEMENT

British Energy plc

Ad Hoc Bondholder Committee

Polygon Investment Partners LLP

Polygon Global Opportunities Master Fund

and

Polygon Investment Partners LP

Purpose:	A legally binding Heads of Agreement providing for, subject to the terms set out here, full and final settlement of all disputes arising out of or in connection with the Restructuring between (1) the Company and Polygon and (2) the Committee and Polygon. Polygon will procure that Vidacos Nominees Limited (“Vidacos”) will take all necessary steps required of it to give effect to these Heads of Agreement.

Parties:

British Energy plc (the “Company”), the Ad Hoc Bondholder Committee, comprising Cargill Financial Markets Plc, Duquesne Capital Management LLC and QDRF Master Limited (the “Committee”) (being the Ad Hoc Committee for the purposes of the CRA), Polygon Investment Partners LLP, Polygon Global Opportunities Master Fund and Polygon Investment Partners LP, on behalf of themselves and funds under management (together “Polygon”).

Definitions:	Definitions used in the Creditor Restructuring Agreement (the “CRA”) have the same meaning in this Heads of Agreement.

Further Documentation:	Following signature by the Parties the Committee’s counsel will deliver drafts of any further agreements to Polygon as are necessary to amplify these binding Heads of Agreement (“Further Agreements”). The Parties agree to negotiate in good faith to finalise and enter into the Further Agreements.

English Litigation:	The Committee and Polygon (in respect of its application to strike out the Proceedings (as defined below)) agree to procure that the English proceedings against Polygon and Vidacos (the “Proceedings”) are stayed, without prejudice to Polygon’s application to strike out the Proceedings, pending:

(i) In the event that the Requisitioned Resolutions (as defined below) are not passed at the Requisitioned EGM (as defined below) or any adjournment thereof and the Restructuring is completed, the Proceedings will be discontinued as against Polygon and Vidacos, upon completion.

(ii)	In the event that the Requisitioned Resolutions are not passed at the Requisitioned EGM or any adjournment thereof and the Restructuring does not complete before either 31 January 2005 or, if the Restructuring Long Stop Date is extended, before the date of such extension but in any event no later than 30 April 2005 (the “Extended Long Stop Date”), the Proceedings will be discontinued as against Polygon and Vidacos on 31 January 2005 or such Extended Long Stop Date provided that Polygon has not committed a material breach of any of the terms of these Heads of Agreement or the Further Agreements.

(iii)	In the event that the Requisitioned Resolutions are passed at the Requisitioned EGM or any adjournment thereof and the Restructuring is completed the Proceedings will be discontinued as against Polygon and Vidacos upon completion provided that Polygon has not committed a material breach of any of the terms of these Heads of Agreement or the Further Agreements.

(iv)	In the event that the Requisitioned Resolutions are passed at the Requisitioned EGM or any adjournment thereof and the Restructuring does not complete before either 31 January 2005 or any Extended Long Stop Date, the Proceedings will not be discontinued as against Polygon and Vidacos and the stay will be lifted and the Proceedings continued after the later of 31 January 2005 or any Extended Long Stop Date.

(v)	If the Requisitioned EGM is adjourned and before such meeting reconvenes: (a) the Restructuring is completed before the later of 31 January 2005 or any Extended Long Stop Date, the Proceedings will be discontinued as against Polygon and Vidacos upon completion; and (b) the Restructuring is not completed before the later of 31 January 2005 or any Extended Long Stop Date, the Proceedings will be discontinued as against Polygon and Vidacos on the later of 31 January 2005 or any Extended Long Stop Date provided that Polygon has not committed a material breach of any of the terms of these Heads of Agreement or the Further Agreements.

Polygon undertakes not to object to any consent order entered in relation to the Committee action against the Company.

New York Litigation:	The Company consents to immediate entry of an order dismissing the US proceedings with prejudice and the withdrawal of the Company’s complaint and will cause its counsel to take prompt action to give effect to such actions.

Restructuring:	(i)	in respect of the EGM requisitioned on behalf of Polygon and another entity (the “Requisitioned EGM”), Polygon undertakes to vote against and procure that Vidacos votes against and in each case delivers a form of proxy to the Chairman of the Company voting against each of the resolutions set out in the Company’s Circular dated 24 September 2004 (the “Requisitioned Resolutions”) in respect of any ordinary shares legally or beneficially owned, and, if proposed by the Chairman of the Company, vote in favour of an adjournment of the Requisitioned EGM.

	(ii)	Polygon agrees not to initiate any Court, regulatory or governmental process, or to appear in any Court or participate in any process in relation to the Members’ or Creditors’ Scheme or delisting of Company shares or ADRs and not to take any other step or commence any proceedings whatsoever (including encouraging or supporting, directly or indirectly, any such step or proceedings by any other person or entity) in relation to the Restructuring, save for circumstances in which Polygon reasonably believes, having been advised in writing by Leading Counsel, that a failure to appear in a particular Court or respond to any regulatory or governmental process would expose it to liability for contempt of Court or other equivalent sanction.

	(iii)	Polygon agrees not to transfer legal or beneficial 3 ownership of its Relevant Shares (as defined below) prior to the Requisitioned EGM save upon the proposed transferee entering into a legally binding undertaking to vote against the Requisitioned Resolutions and undertaking to the Company and the Committee in the terms of this paragraph (iii), such undertaking to be binding on subsequent transferees and on terms reasonably satisfactory to the Company and the Committee and subject to the Company’s and the Committee’s prior written approval, such approval not to be unreasonably withheld or delayed.

(iv)	Polygon agrees to reasonably cooperate in any application that the Company may wish to make to adjourn or cancel the Requisitioned EGM including providing witness statements in reasonable terms in support of any such application and appearing at any hearing and making reasonable submissions in support of the application.

(v)	Polygon will take no further steps, directly or indirectly, to challenge or impede the Restructuring including lobbying shareholders, MPs and government ministers and lobbying regulatory bodies (including UKLA, DTI, FSA, European Commission).

(vi)	Polygon agrees to, as soon as reasonably practicable but in any event within three business days, shut down permanently and to withhold all support for, and participation in the BE Fair Website (www.be-fair.org) and not to support or establish, directly or indirectly any other website that seeks directly or indirectly to promote any activity or dialogue regarding the Restructuring, and to remove from any other website over which they exercise control, including those maintained in the domain name of Polygon, any reference to the Restructuring.

(vii)	Polygon shall not act, directly or indirectly, whether alone or in concert with others to advise or encourage others to act in a way which could reasonably be expected to frustrate, impede or make more difficult the Restructuring or its consummation.

(viii)	Until the earlier of completion of the Restructuring or the Extended Long Stop Date, Polygon shall, and shall procure that its proxy solicitor and advisers shall, retain and keep confidential all information (from any source, including from the internet) regarding the Company, including but not limited to shareholders of the Company, the Requisitioned EGM, the Requisitioned Resolutions, the CRA and/or the Restructuring (collectively, the “Information”); and Polygon will not provide at any time any Information to any person or entity save to the extent that it is required to do so by Court order or order of a competent regulatory or governmental authority. In the event of an anticipated Court, regulatory or governmental order or direction requiring disclosure of information, Polygon undertakes to use reasonable endeavours to give the Company and the Committee prior notice of the prospective hearing and to liaise with the Company and the Committee counsel in relation to such Court proceeding and to take all reasonable steps to contest such Court, regulatory or governmental order or direction.

(ix) Until the earlier of completion of the restructuring or the Extended Long Stop Date, Polygon and/or its advisers and proxy solicitor shall retain and will not destroy any documents or information currently in its possession, custody or control, regarding any dealings, communications, agreements or arrangements entered into with Brandes Investment Partners LLC and/or its affiliates concerning the Requisitioned EGM, the Requisitioned Resolutions, the CRA, the Company or the Restructuring. Polygon, its advisers and its proxy solicitor will keep all such documents and information confidential and will not provide them to any person or entity save to the extent that it is required to do so by Court order or order of a competent regulatory or governmental authority.

Costs:	Polygon agrees to pay its own costs and expenses in relation to all above steps and in relation to the Proceedings and the New York litigation. Polygon will not be responsible for the costs and expenses of the Company or the Committee in relation to the above steps or in relation to the Proceedings and the New York litigation.

Announcement:	Upon signature of this Heads of Agreement, the agreed announcements will be released in the form initialled in advance.

Non Disparagement	Polygon will not either directly or indirectly publish or otherwise make any statement concerning the Company Released Parties (as defined below) or the Committee Released Parties (as defined below) which is intended to or might reasonably be expected to disparage, be detrimental to or otherwise critical of the Company Released Parties or the Committee Released Parties.

The Company will not either directly or indirectly publish or otherwise make any statement concerning Polygon Released Parties (as defined below) which is intended to or might reasonably be expected to disparage, be detrimental to or otherwise critical of Polygon Released Parties.

The Committee will not either directly or indirectly publish or otherwise make any statement concerning Polygon Released Parties which is intended to or might reasonably be expected to disparage, be detrimental to or otherwise critical of Polygon Released Parties.

For the avoidance of doubt it is agreed that any statement of fact (as opposed to speculation, opinion or conjecture) which is true and accurate will not constitute a breach of this Non Disparagement paragraph.

Releases:	The Further Agreements shall record more fully and completely the mutual releases, waivers and covenants not to sue (the “Releases”) granted hereby in respect of all and any claims (actual or potential) in and relating to the subject matter of the Proceedings, the New York litigation, the CRA, the Restructuring and any interest which Polygon has or had at any time in the Company or its securities, for the benefit of the Committee, the Company, Polygon and their respective directors, members, officers, advisers, partners, employees, independent contractors and nominees and, in relation to Polygon, its investors in their capacity as investors in Polygon, save to the extent that Brandes Investment Partners LLC or any of its affiliates is an investor in Polygon (the “Released Parties”), in each case without prejudice to any rights of the Committee against the Company under the CRA. The Releases of Polygon by the Committee and the Company in connection with the Proceedings will take effect on the date the Proceedings are discontinued as provided under the paragraph above entitled English Litigation. The Release of Polygon by the Company in connection with the New York litigation will take effect upon execution hereof and otherwise the Releases will take effect on the date that the Proceedings are discontinued as provided under the paragraph above entitled English Litigation.

Representations, Warrants and Undertakings	Each Party represents and warrants that:

(i) it has the power to enter into, perform and deliver and has taken all necessary action to authorise its entry into, performance and delivery of these Heads of Agreement and the actions contemplated by these Heads of Agreement;

(ii) the execution by it of these Heads of Agreement and the exercise of its rights and the performance of its obligations under these Heads of Agreement

(a) does not constitute and will not result in any breach of applicable law, any of its constitutive documents or any agreement to which it is party; and

(b) its obligations under these Heads of Agreement are valid and binding obligations, enforceable in accordance with the terms of these Heads of Agreement.

Save as set forth herein Polygon represents and warrants that, save as already publicly disclosed by Polygon on its Schedule 13D filing as amended, there are no agreements or undertakings with any other third party in relation to the use, voting, acquisition, retention or disposal of its beneficial interests in the Company’s Ordinary Shares, “A” Shares or Debt (as defined below), including as to the exercise of any rights arising from those interests.

Polygon represents that it owns ADRs in respect of 100 ADSs evidencing 7,500 Ordinary Shares and 37,000,000 Ordinary Shares (the “Relevant Shares”) and that Polygon has no legal or beneficial interest, direct or indirect, in any Bond, PPA Claim or interest in the EPL Facility Agreement (Bond, PPA Claim or interest in the EPL Facility Agreement being the “Debt”) or “A” Shares and neither has nor controls any voting rights in any equity securities or Debt held legally or beneficially by any third party.

Polygon covenants that its legal advisers, including counsel, will not be released or made available to assist or advise any other person or entity, other than the Polygon Released Parties, in connection with the Restructuring, the Proceedings or the New York litigation.

The Committee covenants that neither it nor any of its advisers will initiate, advise or assist any other entity to initiate, advise or assist in any Court, regulatory or governmental process against Polygon in relation to the subject matter of the Restructuring, the Proceedings, the New York litigation, the CRA or any interest which Polygon has or had at any time in the Company or its securities, including encouraging or supporting, directly or indirectly, any such effort by any other person or entity in relation to the Restructuring, save for circumstances in which the Committee reasonably believes, having obtained a written opinion from Leading Counsel, that any failure to appear in any court or respond to any regulatory or governmental process would expose it to liability for contempt of Court or other equivalent sanction.

The Committee represents that, so far as it is aware, save in relation to any actual or potential claims already notified in writing to Polygon, there are no other actual, pending or threatened bondholder claims which bondholders have asserted they intend to pursue following settlement of the Proceedings on reasonable commercial terms.

The Company covenants that it will not bring and that it will not allow its advisers to use the Company’s confidential information to bring, any Court actions or regulatory or governmental process against Polygon in relation to the subject matter of the Restructuring, the Proceedings, the CRA, the New York litigation or in relation to any interest which Polygon has or had at any time in the Company or its securities, including encouraging or supporting, directly or indirectly, any such effort by any other person or entity in relation to the Restructuring, save for circumstances in which the Company reasonably believes that such action is required by law or regulation and provided that for the avoidance of doubt the Company shall be entitled to request disclosure of interests in shares in accordance with section 212 of the Companies Act 1985 (as amended) and the Company’s articles of association.

The above representations, covenants and warranties will be repeated at the date of the signing of the definitive settlement agreement and shall survive execution and delivery of these Heads of Agreement.

English law, exclusive submission to English jurisdiction.

Signed by	on behalf of Ad Hoc Bondholder Committee

Signed by	on behalf of Polygon Investment Partners LLP

Signed by	on behalf of Polygon Global Opportunities Master Fund

Signed by	on behalf of Polygon Investment Partners LP

Signed by	on behalf of British Energy PLC

British Energy Plc

30 September 2004

Announcement made on 30 September 2004 by Polygon Investment Partners (Polygon)

British Energy plc (“the Company”) welcomes today’s announcement by Polygon of its decision to withdraw its support for its requisitioned Extraordinary General Meeting on 22 October 2004 (EGM). Having considered the Company’s recent circulars, Polygon has stated that they now believe there is no commercial logic for it supporting the resolutions to be considered at the requisitioned EGM and consequently have confirmed that they will vote against the resolutions.

The Company is withdrawing its action against Polygon in the United States and the bondholders have agreed terms to stop the English litigation insofar as it relates to Polygon. This agreement involves no payment by any party to any other party. The terms of the restructuring agreed between the Company and certain creditors in October 2003 have not been amended.

From this the British Energy Board continues to believe that the Agreed Restructuring is in the best interests of the Company and shareholders as a whole and the Board reiterates its unanimous recommendation to all shareholders of the Company to vote against the resolutions proposed for the requisitioned EGM.

POLYGON PRESS RELEASE

Polygon Investment Partners LLP (“Polygon”) announces today that in light of British Energy plc’s recent shareholder circulars, including with regard to the Company’s intention to delist and sell its assets, Polygon has agreed to vote the Ordinary Shares of British Energy owned by it against the proposed resolutions at the requisitioned Extraordinary General Meeting and not to further oppose the restructuring. The Bondholders and British Energy have agreed to stop all outstanding legal actions against Polygon.

In the circumstances, Polygon believes that there is no commercial logic in proceeding with the EGM or supporting the proposed resolutions.

Citigate Dewe Rogerson

For immediate release	30 September 004

British Energy: a statement

The Ad Hoc Committee of bondholders (the “bondholders”) notes the announcement today from Polygon Investment Partners LLP (“Polygon”) and from British Energy plc.

The bondholders welcome Polygon’s decision to vote against the resolutions to be proposed at the forthcoming Extraordinary General Meeting.

The bondholders confirm that terms have been agreed regarding the settlement of the English litigation insofar as it relates to Polygon. The litigation will continue against Brandes Investment Partners LLC and the other defendants.

Ends

For further information

Citigate Dewe Rogerson Patrick Donovan Chris Barrie (07968 727 289) Toby Mountford	020 7638 9571